Serefex Corporation

4328 CORPORATE SQUARE BLVD

SUITE D

NAPLES, FL 34104

May 6, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FORM RW - REQUEST FOR WITHDRAWAL

Serefex Corporation

Notice of Termination on Form 15

Filed May 4, 2011

File No. 000-29747

Ladies and Gentlemen:

Pursuant to Exchange Act Rule 12g-4(a)(2), Serefex Corporation (the “Company”) hereby respectfully requests withdrawal of its Form 15 (File No. 000-29747) filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2011. The Company requests that this withdrawal be effective as of the date herein.

The Company is requesting withdrawal of the Form 15 because the Company filed the Form 15 prematurely. The Company believes the withdrawal of the Form 15 is consistent with the public interest. The company intends on filing a Form 15 on June 1, 2011, at the time it is authorized to do so under the Statue.

Should you have any questions or require any additional information, please feel free to contact the undersigned at (239) 261-9975 or the Company’s outside legal counsel, Mr. Michael Marsalese at (248) 350-9370. Please forward copies of any order consenting to the withdrawal of the Form 15 to the undersigned via facsimile at (330) 409-2089, with a copy to Counsel via facsimile at (248) 350-9378

Very truly yours,

Serefex Corporation

/s/ Brian Dunn

Brian Dunn

Chief Executive Officer/Interim CFO